FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period May 12, 2006

SANPAOLO IMI S.p.A.

(Exact name of registrant as specified in its charter)

Piazza San Carlo 156

10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

SANPAOLO IMI GROUP

SANPAOLO IMI Group: quarterly financial statements at 31 March 2006 prepared according to international accounting principles IAS/IFRS approved.

•      NET INCOME: 519 million euro (+55.9% on the first quarter 2005)

•      CURRENT OPERATING INCOME: 864 million euro
(+54% on the first quarter 2005)

•      GROSS OPERATING INCOME: 2,162 million euro
(+18.5% on the first quarter 2005)

Principal profit margins and business volumes grew compared with the first quarter 2005:

•      Gross operating income was 2,162 million euro (+18.5%), thanks to the positive development in all areas: net interest income rose to 988 million euro (+7.4%), net commissions were 905 million euro (+17.2%), dividends and results from other financial assets and liabilities rose to 144 million euro (+182.4%), income from shareholdings were 15 million euro (+25%) and the result of the insurance business rose to 100 million euro (+56.3%).

•      Loans to customers rose 3.4% on December 2005, showing further improvements in credit quality. Doubtful loans fell by 5.4% against the end of 2005.

•      Financial assets of customers also grew compared to the end of the year (+2.7%). the positive trend in direct deposits (+2.1%) and indirect deposits (+2.8%) continued: assets under management +1.9%, assets under administration +4.1%.

Turin, 12 May 2006 – The Board of Directors of SANPAOLO IMI today approved the results of the Group at 31 March 2006, prepared according to the international accounting principles of IAS/IFRS.

The results of the quarter show a positive development in the principal profit margins on the corresponding period of 2005. The Group achieved a decisive improvement in gross operating income (+18.5%), to 2,162 million euro, thanks to strong development in revenues: net interest income rose to 988 million euro (+7.4%), net commissions to 905 million euro (+17.2%), insurance result to 100 million euro (+56.3%). net interest and other banking income rose to 2,067 million euro (+19.1%) and current operating income was 864 million euro (+54%).

The quality of the loan portfolio remained high, thanks to the selective criteria used in loan disbursement and strict provisioning policies throughout the commercial banks, as demonstrated by the total of doubtful loans, which fell by 5.4% compared to the end of 2005.

Net income was a 519 million euro against 333 million in the corresponding period of the previous year (+55.9%).

The performance of the quarter is in line with the objectives of the Three-year Plan, which envisages a RoE of 18% and a cost/income ratio of 52% for 2008.

***

Consolidated results at 31 March 2006.

Gross operating income of the Group was 2,162 million euro (+18.5%), thanks to the positive performance in all areas.

Net interest income in 2005 was 988 million euro, with an increase of 7.4% on the first quarter of 2005. The principal growth factor came from the contribution of volumes and liability profile, given reduced funding from securities. The average balances of interest-bearing assets, excluding investment banking activities, showed a increase of 14.1% on the first quarter of 2005, the average total spread fell by 18 basis points, largely as with customer business (15 basis points), because of an excess credit supply by the system, which is considerably reducing the mark-up.

Loans to customers at the end of March were 144.2 billion euro, substantially up on the end of the year (+3.3%), and benefited from the increase medium/long-term and short-term loans: this last component increased its weight on the total, arresting the trend observed in previous years towards longer maturities. Analysis of the total can show the continuing good performance of financings to the sector (more than 2.5 billion disbursed of which 1.3 billion euro in construction mortgages to households, up 37% on the corresponding period of 2005) and to companies (1.8 billion euro, +68% on the first quarter of 2005); loans to public works and infrastructure grew by 1.2% on an annual basis (the total of Banca OPI loans at the end of period was 21 billion euro).

Direct deposits stood at 168.8 billion euro, up 2.1% from the beginning of the year.

At the end of March the Group’s domestic market share was 10.1% in loans and 10.4% in direct deposits.

Net commissions of the Group in the first quarter of 2006 were 905 million euro, up 17,2% on the end of March 2005. The growth was driven by management, trading and consultancy (+19.3%), above all thanks to the performance in assets under management (+15.1%). Commission from asset management represented more than 50% of the total: the performance of equities, in fact, intensified trading volumes and turned customer preferences towards high equity content and wider management flexibility, to generate higher revenues. Furthermore, expectations of a rise in interest rates caused a distancing from bonds and liquidity.

Again in asset management, trading and consultancy good results were obtained from trading and custody (+63.4%), which benefited from commissions from the Wind transaction and placing of structured securities.

The total of indirect deposits reached 269.5 billion euro, up 2.8% from the beginning of the year, because of development in both management and administration: together they benefited from high placement and the positive performance of financial markets, reflected in the revaluation of assets. In particular, the development of assets under management (+1.9% from the beginning of the year) was due to both net inflows from the distribution networks and revaluation of assets under management. Mutual funds and fund-based asset management amounted to 109.2 billion euro (+2.8% from the beginning of the year): already from 2005 the recovery in equities helped the repositioning towards higher value added products, confirming customer confidence in professional asset management, with an increase from the beginning of the year of 2.8 percentage points, to 39.8% (equity and balanced funds), while the fall in liquidity funds in customers’ portfolios continued. The new “Absolute Return” funds met savers’ interest, taking in more than 3 billion euro in the quarter.

The stock of assets under management at the end of March was approximately 161 billion euro (+1.9% on the end of 2005).

The SANPAOLO IMI Group continues to occupy the number one position in mutual funds, with a domestic market share of 18.4% calculated on the new and broader Assogestioni definitions, which includes funds promoted in Italy by foreign law SICAVs.

Life technical reserves and financial liabilities confirmed the levels reached at the end of 2005, at 45.5 million euro: the progressive ageing of the portfolio led to encashments which counterbalanced new issues in the first quarter. There is currently a revision in life products, whose effect will be visible from the second half of the year.

Assets under administration stood at 108.5 billion euro (+4.1% from the beginning of the year).

Financial assets of customers at the end of March stood at 412.6 billion euro, up 2.7% on the end of December 2005.

Dividends and results from other financial assets and liabilities were 144 million euro, triple the first quarter of 2005 (+182.4%). The substantial increase is due to Banca Imi’s traditional activities and market making in derivatives to support placement of structured products. A considerable contribution came from securities, foreign exchange and derivatives: in particular, interest and exchange rate derivatives for corporates generated consolidated revenues of 43 million euro, representing more than 60% of total 2005 revenues. More than 12 million euro in revenues was booked on the sale of FIAT shares from the convertible facility.

The insurance result  was 100 million euro (+56.3% on the corresponding period of 2005). The performance was attributable to the ‘increase in the net interest income due in part to amount and in part to the improvement in returns on separate management.

Net interest and other banking income was 2.067 million euro, up 19.1% on an annual basis.

Net value adjustments for loan deterioration amounted to 95 million euro, against 87 million euro in the first quarter of 2005. The level of specific adjustments (37 million euro) confirms the satisfying risk profile of the Group’s loan portfolio. Coverage of doubtful loans remains high and such as to cover recoverability. The valuation of the inherent risk in the performing loan led to a general provision of 58 million euro, similar to the first quarter of 2005. The Group general reserve was 1,124 million euro, 0.8% of the performing loan portfolio, in line with the results at 31 December 2005.

Non-performing loans fell by 1.9% from the beginning of the year (1,060 million euro against 1,080 at the end of December), while problem and restructured loans (1,168 million euro) remained stable; the cover ratios were respectively 75.6% and 30.9%.

Asset quality, thanks to selective criteria in loan disbursement and a strict provisioning policy, remained high and the credit risk indices of the Group were, therefore, always at good levels: ratios non-performing loans/loans to customers and problems and restructured loans/loans to customers were respectively 0.7% and 0.8%.

Current operating income was 864 million euro (+54% against March 2005), benefiting from the strong revenue performance.

Operating expenses were 1,174 million euro, up 2% on the first quarter of 2005: personnel expenses (711 million euro) grew by 2% with an increase in average staff numbers of 1.2% following expansion in the commercial network and insurance business. Personnel expenses were further influenced by the contractual salary increases due to the national employment contract (CCNL) renewed in February 2005, provisions for the renewal of the CCNL due at the end of the year and company contracts (Contratti Integrativi Aziendali) and provisions for variable expenses and other remunerations related to the Three-Year Plan.

Other administrative expenses were 379 million euro (+6.5% on the first quarter 2005): the increase is due above all to the promotional costs concerning the Winter Olympic Games Torino 2006, of which SANPAOLO IMI was Principal Sponsor.

The cost/income ratio fell to 54.3%, with an improvement of almost nine percentage points on the corresponding period of 2005.

Net income, after income taxes and minorities, was 519 million euro (+55.9%).

The tax rate was 37.7%, substantially lower than the 40.1% in the corresponding period of 2005.

Net shareholders’ funds of the Group at 31 March 2006 amounted to 14,211 euro (13,483 million euro at 31 December 2005. The changes in the first quarter of 2006 are mainly due to income in the period, stock option accounting and the change in the valuation  reserve, thanks to the fair value revaluation of certain shareholdings (177 million euro), among which SCH, Fiat and Parmalat.

At the end of March 2006 the Group’s solvency ratios were 7.4% (tier 1 ratio) and 9.8% (total risk ratio). At the end of April, following the gratis increase in capital and placing of subordinated debt, the ratios were respectively 7.6% (tier 1 ratio) and 10.1% (total risk ratio).

***

Consolidated results by Business Sectors in the first quarter of 2006.

Banking.

Banking is the core business of the Group and represents the point of reference for the definition, development and coordination of the commercial strategies of all the Group’s networks. The sector employs 81% of Group personnel, generated 83% of dealings and contributed 81% of consolidated revenues and 79% of consolidated net income. Net of tax, net income for the first quarter 2006 was 408 million euro, against 288 million in the same period of 2005 (pro forma) (+41.7). The sector was marked by a positive development in all principal profit margins, buoyed by the increase in both financial assets of customers (+2.3%) and net loans to customers (+2.9%). net interest income increased by 8% which, together with the recovery in other commercial banking revenues and greater revenues from Wholesale, brought a increase of gross operating income of 13,8%. Revenue growth took current operating income up by +37.2%, with stable value adjustments and a growth of 2.9% in operating expenses on the first quarter 2005. Annualised profitability was 21.7% (17% in the first quarter of 2005).

Savings and Pensions

This settore includes Eurizon Financial Group (sales forces of Banca Fideuram, Assicurazioni Internazionali di Previdenza and, since January, Sanpaolo IMI Asset Management). The gross operating income in the first quarter of 2006 grew by 24.8% on the corresponding period of 2005. The performance was generated by greater product revenues from A.I.P. and higher net commissions from Fideuram and Sanpaolo Imi Asset Management. Net commissions were 209 million euro (+14.8%) and the insurance result was 94 million euro (+56.7%). net income was 121 million euro (+33%). The performance was influenced by the increase in operating expenses (+12.1%) connected to both Eurizon’s start-up costs and the launch of new projects by Banca Fideuram. The contribution to consolidated income was 23%. Operating data show a substantial increase in assets under management from the beginning of the year (+2%), thanks to the positive performance in mutual funds and fund management. The capital absorbed by the sector was 11% of Group capital (+7.8% on the first quarter 2005). Annualised profitability grew from 25.9% to 32%.

***

The results are reported in detail in the income statement and balance sheet attached to this release.

Reclassified consolidated statement of income.

		First quarter 2006	First quarter 2005	Change first quarter 2006 / first quarter 2005	2005
		(€/mil)	(€/mil)	(%)	(€/mil)
A. Net interest income		988	920	+7,4	3.795
B. Net commissions		905	772	+17,2	3.476
C. Income from credit disposals, assets held to maturity and repurchase of financial liabilities		10	5	n.s.	58
D. Dividends and income from other financial assets and liabilities		144	51	+182,4	526
E. Profits (losses) on equity shareholdings		15	12	+25,0	116
F. Income from insurance business		100	64	+56,3	431
TOTAL OPERATING INCOME		2.162	1.824	+18,5	8.402
G. Net adjustments to loans		-95	-87	+9,2	-489
H. Net adjustments to other financial assets		—	-1	n.s.	-1
NET OPERATING INCOME		2.067	1.736	+19,1	7.912
I. Personnel costs		-711	-697	+2,0	-2.839
L. Other administrative costs		-379	-356	+6,5	-1.514
M.Net adjustments to tangible and intangible assets		-84	-98	-14,3	-437
-	Operating costs	-1.174	-1.151	+2,0	-4.790
N. Other net income/expenses		10	11	-9,1	74
O. Impairment of goodwill		—	—	—	-47
P. Profit (losses) from disposals of investments		—	—	—	17
Q. Net provisions for other risks and charges		-39	-35	+11,4	-143
PRE-TAX OPERATING PROFIT		864	561	+54,0	3.023
R. Taxes for the period		-326	-225	+44,9	-948
S. Profit (losses) on discountinued operations		—	11	n.s.	-35
T. Profit attributable to minority interests		-19	-14	+35,7	-57
NET PROFIT		519	333	+55,9	1.983

1)     The consolidated reclassified statement of income is designed to reflected operational management. In particular, the contribution op the Group’s insurance companies to “Total operating income” is conventionally cited in the specific line item “Result of insurance operations”

Quarterly analysis of reclassified consolidated statement of income.

		2006	2005
		31/3	31/12	30/9	30/6	31/3	Average quarter
			(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)
A.	Net interest income	988	977	956	942	920	949
B.	Net commissions	905	919	935	850	772	869
C.	Income from credit disposals, assets held to maturity and repurchase of financial liabilities	10	2	13	38	5	15
D.	Dividends and income from other financial assets and liabilities	144	102	207	166	51	132
E.	Profits (losses) on equity shareholdings	15	28	11	65	12	29
F.	Income from insurance business	100	129	120	118	64	108
TOTALOPERATING INCOME		2.162	2.157	2.242	2.179	1.824	2.102
G.	Net adjustments to loans	-95	-132	-128	-142	-87	-122
H.	Net adjustments to other financial assets	0	3	-1	-2	-1	—
NET OPERATING INCOME		2.067	2.028	2.113	2.035	1.736	1.980
I.	Personnel costs	-711	-772	-698	-672	-697	-710
L.	Other administrative costs	-379	-435	-354	-369	-356	-379
M.	Net adjustments to tangible and intangible assets	-84	-130	-105	-104	-98	-109
-	Operating costs	-1.174	-1.337	-1.157	-1.145	-1.151	-1.198
N.	Other net income/expenses	10	23	8	32	11	19
O.	Impairment of goodwill	—	-46	-1	—	—	-12
P.	Profit (losses) from disposals of investments	—	4	—	13	—	4
Q.	Net provisions for other risks and charges	-39	-10	-23	-75	-35	-36
PRE-TAX OPERATING PROFIT		864	662	940	860	561	757
R.	Taxes for the period	-326	-146	-297	-280	-225	-237
S.	Profit (losses) on discountinued operations	—	-33	-7	-6	11	-9
T.	Profit attributable to minority interestsUtile di pertinenza terzi	-19	-9	-21	-13	-14	-14
NET PROFIT		519	474	615	561	333	497

1)     The consolidated reclassified statement of income is designed to reflected operational management. In particular, the contribution op the Group’s insurance companies to “Total operating income” is conventionally cited in the specific line item “Result of insurance operations”

Reclassified consolidated balance sheet

ASSETS	31/3/2006	31/12/2005	Change 31/03/06 - 31/12/05
	(€/mil)	(€/mil)	(%)
A. Cash and liquidity	967	1.107	-12,6
B. Financial assets (other than loans and assets held to maturity)	75.068	77.402	-3,0
C. Financial assets held to maturity	2.429	2.535	-4,2
D. Credits due from banks	34.724	28.836	+20,4
E. Loans to customers	144.170	139.507	+3,3
F. Dealing securities	324	435	-25,5
G. Value adjustment of financial assets	—	—	—
H. Shareholdings	847	819	+3,4
I. Reinsurance technical reservees	29	29	—
L. Intangible assets	2.153	2.177	-1,1
M. Goodwill	756	756	—
N. Other intangible assets	239	252	-5,2
O. Tax assets	2.529	2.728	-7,3
P. Non-current assets and others due for sale	220	220	—
Q. Other assets	6.151	6.455	-4,7
Total assets	270.606	263.258	+2,8

LIABILITIES AND NET CAPITAL
A. Payables due to banks	39.385	35.682	+10,4
B. Payables due to customers	94.516	92.306	+2,4
C. Securities	48.290	46.985	+2,8
D. Financial assets for trading	11.535	11.342	+1,7
E. Financial assets at fair value	25.955	25.939	+0,1
F. Hedging derivatives	541	730	-25,9
G. Value adjustment of financial liabilities	-79	-35	+125,7
H. Tax liabilities	1.028	860	+19,5
I. Liabilities related to activities due for sale	164	164	—
L. Other liabilities	10.121	10.573	-4,3
M. Reserves for risks and charges	2.801	2.883	-2,8
N. Technical reserves	21.893	22.113	-1,0
O. Minority interest	245	233	+5,2
P. Group shareholders’ equity	14.211	13.483	+5,4
Total liabilities	270.606	263.258	+2,8

Quarterly analysis of reclassified consolidated balance sheet

	2006	2005
ASSETS	31/3	31/12	30/9	30/6
	(€/mil)	(€/mil)	(€/mil)	(€/mil)
A. Cash and liquidity	967	1.107	870	1.016
B. Financial assets (other than loans and assets held to maturity)	75.068	77.402	90.678	91.190
C. Financial assets held to maturity	2.429	2.535	2.175	1.660
D. Credits due from banks	34.724	28.836	29.937	26.165
E. Loans to customers	144.170	139.507	138.289	132.443
F. Dealing securities	324	435	653	855
G. Value adjustment of financial assets	—	—	—	—
H. Shareholdings	847	819	813	796
I. Reinsurance technical reservees	29	29	25	23
L. Intangible assets	2.153	2.177	2.221	2.248
M. Goodwill	756	756	761	762
N. Other intangible assets	239	252	256	259
O. Tax assets	2.529	2.728	3.188	3.299
P. Non-current assets and others due for sale	220	220	—	—
Q. Other assets	6.151	6.455	6.478	6.910
Total assets	270.606	263.258	276.344	267.626

LIABILITIES AND NET CAPITAL
A. Payables due to banks	39.385	35.682	44.193	39.963
B. Payables due to customers	94.516	92.306	95.499	89.907
C. Securities	48.290	46.985	47.005	48.072
D. Financial assets for trading	11.535	11.342	13.561	14.214
E. Financial assets at fair value	25.955	25.939	25.373	25.096
F. Hedging derivatives	541	730	1.103	874
G. Value adjustment of financial liabilities	-79	-35	11	34
H. Tax liabilities	1.028	860	1.412	1.261
I. Liabilities related to activities due for sale	164	164	—	—
L. Other liabilities	10.121	10.573	10.162	11.378
M. Reserves for risks and charges	2.801	2.883	2.620	2.627
N. Technical reserves	21.893	22.113	22.135	21.709
O. Minority interest	245	233	218	196
P. Group shareholders’ equity	14.211	13.483	13.052	12.295
Total liabilities	270.606	263.258	276.344	267.626

SANPAOLO IMI GROUP

Group Savings and Pensions continues development:

•      Transfer of Sanpaolo Imi Asset Management to Eurizon approved

•      Framework Agreement signed for distribution of Eurizon products by the Group’s commercial banks

Turin, 12 May 2006 – The Board of Directors of Sanpaolo IMI today approved the transfer of its shareholding in Sanpaolo Imi Asset Management to Eurizon Financial Group, as part of the second phase of the development project of Savings and Pensions, created in 2005 to respond ever more effectively and efficiently to the needs of its customers to protect their savings and personal welfare.

The transaction, subject to the authorisation of Banca d’Italia will have no impact on the consolidated balance sheet and regulatory capital of the Group.

Furthermore, with the support of Citigroup as adviser, a Framework Agreement for the update of distribution arrangements has been drawn up to regulate the commercial relationships between the Group’s networks and the Eurizon companies.

The Framework Agreement, to last for nine years, renewable for further three and to be reviewed only in extraordinary circumstances, envisages mutual recognition of Eurizon and Sanpaolo IMI as reference supplier and distributor of asset management, assurance (life), insurance (property and casualty) and pensions products.

Eurizon products will be supplied to the Group at terms and prices and with service levels in line with market best practice.

FORWARD-LOOKING STATEMENTS

The US Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. This news release contains forward-looking statements which reflect management’s current views on Sanpaolo IMI Group’s business, strategy and financial performance. Statements that are not about facts or events that have already occurred, including statements about the Group’s or management’s beliefs or expectations, are forward-looking statements. Words such as “envisage”, “objectives” or similar expressions are intended to identify forward-looking statements but are not the exclusive means of doing so.

RELAZIONI ESTERNE	INVESTOR RELATIONS
Filippo Vecchio	Dean Quinn
Tel: +39 011 555 7747	Tel: +39 011 555 2593
e: infomedia@sanpaoloimi.com	e: investor.relations@sanpaoloimi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:

/s/ James Ball

Name: James Ball

Title: Head of International Strategy, London Branch

Date: May 12, 2006